Exhibit 10.2

TAX PROTECTION AGREEMENT

THIS TAX PROTECTION AGREEMENT (this “Agreement”) is made and entered into as of August 27, 2010 by and among THE GC NET LEASE REIT, INC. (the “REIT”), THE GC NET LEASE REIT OPERATING PARTNERSHIP, L.P. (the “Partnership”), KEVIN A. SHIELDS, DON G. PESCARA, and DAVID C. RUPERT (each a “Protected Partner” and, collectively, the “Protected Partners”).

WHEREAS, pursuant to that certain Contribution Agreement – Emporia Property, dated as of August 25, 2010 (the “Contribution Agreement”), the Protected Partners and Emporia Acquisitions, LLC transferred to the Partnership all of the Protected Partners’ and Emporia Acquisitions, LLC’s ownership interests in Emporia Partners LLC that owns the Emporia Property as described in the Contribution Agreement, in exchange for the Protected Partners’ and Emporia Acquisitions, LLC’s receipt of an aggregate of 315,217 units of limited partnership interest (“Units”) in the Partnership (the “Transaction”);

WHEREAS, it is intended for federal income tax purposes that the Transaction be treated as a contribution by the Protected Partners of all of the contributed assets to the Partnership in exchange for partnership interests under Section 721 of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, in accordance with Section 3.2(b) of the Contribution Agreement and in consideration for the agreement of the Protected Partners and Emporia Acquisitions, LLC to consummate the Transaction, the parties hereto desire to enter into this Agreement regarding certain tax matters associated with the Transaction; and

WHEREAS, the REIT and the Partnership desire to evidence their agreement regarding amounts that may be payable as a result of certain actions being taken by the Partnership regarding the disposition of certain of the contributed assets and certain debt obligations of the Partnership and its subsidiaries.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein and in the Contribution Agreement, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

To the extent not otherwise defined herein, capitalized terms used in this Agreement have the meanings ascribed to them in the Partnership Agreement (as defined below).

“Closing Date” means the closing date of the Transaction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means the prior written consent to do the act or thing for which the consent is required or solicited, which consent may be executed by a duly authorized officer or agent of the party granting such consent.

“Guaranteed Amount” means the aggregate amount of each Guaranteed Debt that is guaranteed at any time by Partner Guarantors.

“Guaranteed Debt” means any loans incurred (or assumed) by the Partnership or any of its subsidiaries that are guaranteed by Partner Guarantors at any time after the Closing Date pursuant to Article 3 hereof.

“Minimum Liability Amount” means, for each Protected Partner, the amount set forth on Schedule 3.1 hereto next to such Protected Partner’s name.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulations § 1.752-1(a)(2).

“Partner Guarantors” means those Protected Partners who have guaranteed any portion of the Guaranteed Debt. The Partner Guarantors’ and each Partner Guarantor’s dollar amount share of the Guaranteed Amount with respect to the Guaranteed Debt is zero as of the Closing Date and will be set forth on Exhibit B to Schedule 3.7 hereto, as may be amended from time to time.

“Partnership” means The GC Net Lease REIT Operating Partnership, L.P., a Delaware limited partnership.

“Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of The GC Net Lease REIT Operating Partnership, L.P., dated as of June 18, 2009, as the same may be amended in accordance with the terms thereof.

“Protected Gain” shall mean the gain that would be allocable to and recognized by a Protected Partner under Section 704(c) of the Code in the event of the sale of a Protected Property in a fully taxable transaction (excluding its corresponding share of “book gain,” if any). The initial amount of Protected Gain with respect to each Protected Partner shall be determined as if the Partnership sold a Protected Property in a fully taxable transaction on the Closing Date for consideration equal to the Section 704(c) Value of such Protected Property on the Closing Date, and is set forth on Schedule 2.1(b) hereto. Gain that would be allocated to a Protected Partner upon a sale of a Protected Property that is “book gain” (for example, gain attributable to appreciation in the actual value of the Protected Property following the Closing Date or gain resulting from reductions in the “book value” of the Protected Property following the Closing Date) would not be considered Protected Gain. (As used in this definition, “book gain” is any gain that would not be required under Section 704 (c) of the Code and the applicable regulations to be specially allocated to the Protected Partners, but rather would be allocated to all partners in the Partnership, including the REIT, in accordance with the Partnership Agreement.)

“Protected Partner” means those persons set forth on Schedule 2.1(a) hereto as “Protected Partners,” any person who acquires Units from a Protected Partner in a transaction in which gain or loss is not recognized in whole or in part and in which such transferee’s adjusted basis, as determined for federal income tax purposes, is determined in whole or in part by reference to the adjusted basis of a Protected Partner in such Units.

“Protected Property” means (i) the property identified as a Protected Property on Schedule 2.1(b) hereto; (ii) any other properties or assets hereafter acquired by the Partnership or direct or indirect interest owned by the Partnership in any Subsidiary that owns an interest in a Protected Property, if the disposition of such properties, assets or interest would result in the recognition of Protected Gain with respect to the Protected Property by a Protected Partner; and (iii) any other property that the Partnership directly or indirectly receives that is in whole or in part a “substituted basis property” as defined in Section 7701(a)(42) of the Code with respect to the Protected Property.

“Qualified Guarantee” has the meaning set forth in Section 3.2.

“Qualified Guarantee Indebtedness” has the meaning set forth in Section 3.2.

“Section 704(c) Value” means the fair market value of the Protected Property as agreed to by the Partnership and the Protected Partners and as set forth next to the Protected Property on Schedule 2.1(b) hereto, as applicable. For purposes of this Agreement, the aggregate Section 704(c) Value for the Protected Property contributed to the Partnership by the Protected Partners and Emporia Acquisitions, LLC in the Transaction will be the agreed value of the Units to be issued in the Transaction plus the mortgage debt secured by or allocable to the Protected Property outstanding on the Closing Date. The Section 704(c) Value for the Protected Property shall be as determined by agreement between the Protected Partners and the Partnership pursuant to this Agreement. The Partnership shall initially carry the Protected Property on its books at a value equal to the Section 704(c) Value as set forth above.

“Subsidiary” means any entity in which the Partnership owns a direct or indirect interest that owns the Protected Property on the Closing Date, after giving effect to the Transaction, or that thereafter is a successor to the Partnership’s direct or indirect interests in the Protected Property.

“Tax Protection Period” means the period commencing on the Closing Date and ending at 12:01 AM on the tenth (10th) anniversary of the Closing Date; provided, however, that with respect to a Protected Partner, the Tax Protection Period shall terminate at such time as such Protected Partner disposes of 50% or more of the Units received, directly or indirectly, in the Transaction by such Protected Partner and gain or loss is fully recognized as a result of such disposition.

“Units” means units of limited partnership interest of the Partnership, as described in the Partnership Agreement.

ARTICLE 2

RESTRICTIONS ON DISPOSITIONS OF

THE PROTECTED PROPERTY

2.1 General Prohibition on Disposition of Protected Property. The Partnership agrees for the benefit of each Protected Partner, for the term of the Tax Protection Period, not to directly or indirectly sell, exchange, transfer, or otherwise dispose of the Protected Property or any interest therein (without regard to whether such disposition is voluntary or involuntary) in a transaction that would cause any of the Protected Partners to recognize any Protected Gain. Without limiting the foregoing, the term “sale, exchange, transfer or disposition” by the Partnership shall be deemed to include, and the prohibition shall extend to:

(a) any direct or indirect disposition by any direct or indirect Subsidiary of the Protected Property or any interest therein;

(b) any direct or indirect disposition by the Partnership of the Protected Property (or any direct or indirect interest therein) that is subject to Section 704(c)(1)(B) of the Code and the Treasury Regulations thereunder; and

(c) any distribution by the Partnership to a Protected Partner that is subject to Section 737 of the Code and the Treasury Regulations thereunder;

Without limiting the foregoing, a disposition shall include any transfer, voluntary or involuntary, by the Partnership or any Subsidiary in a foreclosure proceeding, pursuant to a deed in lieu of foreclosure, or in a bankruptcy proceeding.

Notwithstanding the foregoing, this Section 2.1 shall not apply to a voluntary, actual disposition by a Protected Partner of Units in connection with a merger or consolidation of the Partnership pursuant to which (1) the Protected Partner is offered either cash or property treated as cash pursuant to Section 731 of the Code (“Cash Consideration”) or partnership interests in a partnership that would be treated as the continuing partnership under the principles of Section 708 of the Code and the receipt of such partnership interests would not result in the recognition of gain for federal income tax purposes by the Protected Partner (“Partnership Interest Consideration”); (2) the Protected Partner has the ability to elect to receive solely Partnership Interest Consideration in exchange for his Units and the continuing partnership has agreed in writing to assume the obligations of the Partnership under this Agreement; (3) no Protected Gain is recognized by the Partnership as a result of any partner of the Partnership receiving Cash Consideration; and (4) the Protected Partner elects to receive Cash Consideration.

2.2 Exceptions Where No Gain Recognized. Notwithstanding the restriction set forth in Section 2.1, the Partnership or any Subsidiary may dispose of any Protected Property (or any interest therein) if such disposition qualifies as a like-kind exchange under Section 1031 of the Code, or an involuntary conversion under Section 1033 of the Code, or other transaction (including, but not limited to, a contribution of property to any entity that qualifies for the non-recognition of gain under Section 721 or Section 351 of the Code, or a merger or consolidation of the Partnership with or into another entity that qualifies for taxation as a “partnership” for federal income tax purposes (a “Successor Partnership”)) that, as to each of the foregoing, does not result in the recognition of any taxable income or gain to any Protected Partner with respect to any of the Units; provided, however, that:

(a) in the case of a Section 1031 like-kind exchange, if such exchange is with a “related party” within the meaning of Section 1031(f)(3) of the Code, any direct or indirect disposition by such related party of the Protected Property or any other transaction prior to the expiration of the two (2) year period following such exchange that would cause Section 1031(f)(1) to apply with respect to such Protected Property (including by reason of the application of Section 1031(f)(4)) shall be considered a violation of Section 2.1 by the Partnership; and

(b) in the event that at the time of the exchange or other disposition the Protected Property is secured, directly or indirectly, by indebtedness that is guaranteed by a Protected Partner (or for which a Protected Partner otherwise has personal liability) and that is not then in default and the transferee is not a Subsidiary of the Partnership that both is more than 50% owned, directly or indirectly, by the Partnership and is and will continue to be under the legal control of the Partnership (which shall include a partnership or limited liability company in which the Partnership or a wholly owned subsidiary of the Partnership is the sole managing general partner or sole managing member, as applicable), (i) either (A) such indebtedness shall be repaid in full or (B) the Partnership shall obtain from the lenders with respect to such indebtedness a full and complete release of liability for each of the Protected Partners that has guaranteed, or otherwise has liability for, such indebtedness, and (ii) if such indebtedness is a Guaranteed Debt and the Tax Protection Period shall not have expired, the Partnership shall comply with its covenants set forth in Article 3 below with respect to such Guaranteed Debt and the Partner Guarantors that are considered to have liability for such Guaranteed Debt (determined under Section 3.4 treating such events as a repayment of the Guaranteed Debt).

The taxes payable by any such Protected Partner shall equal the sum of the highest federal income tax rate applicable to such Protected Gain based upon its characterization in the year of disposition plus the highest income rates, if any, which such Protected Gain is subject to in the hands of such Protected Partner, times such Protected Partner’s share of such Protected Gain.

ARTICLE 3

ALLOCATION OF LIABILITIES;

GUARANTEE OPPORTUNITY

3.1 Minimum Liability Allocation. During the Tax Protection Period, the Partnership will offer to each Protected Partner the opportunity to enter into Qualified Guarantees of Qualified Guarantee Indebtedness in such amount or amounts so as to cause the amount of partnership liabilities allocated to such Protected Partner for purposes of Section 752 of the Code to be not less than such Protected Partner’s Minimum Liability Amount, as provided in this Article 3. In order to minimize the need for Protected Partners to enter into Qualified Guarantees, the Partnership will use the optional method under Treasury Regulations Section 1.752-3(a)(3) to allocate Nonrecourse Liabilities considered secured by a Protected Property to the Protected Partners to the extent that the “built-in gain” with respect to those properties exceeds the amount of the Nonrecourse Liabilities considered secured by such Protected Property allocated to the Protected Partners under Treasury Regulations Section 1.752-3(a)(2).

3.2 Qualified Guarantee Indebtedness and Qualified Guarantee; Treatment of Qualified Guarantee Indebtedness as Guaranteed Debt. In order for an offer by the Partnership of an opportunity to guarantee indebtedness to satisfy the requirements of this Article 3, (i) the indebtedness to be guaranteed must satisfy all of the conditions set forth in this Section 3.2 (indebtedness satisfying all such conditions is referred to as “Qualified Guarantee Indebtedness”); (ii) the guarantee by the Partner Guarantors must be pursuant to a Guarantee Agreement substantially in the form attached hereto as Schedule 3.7 that satisfies the conditions set forth in Sections 3.2(a) and (c) (a “Qualified Guarantee”); (iii) the amount of debt required to be guaranteed by the Partner Guarantor must not exceed the portion of the Guaranteed Amount for which a replacement guarantee is being offered; and (iv) the debt to be guaranteed must be considered indebtedness of the Partnership for purposes of determining the adjusted tax basis of the interests of partners in the Partnership in their partnership interests. If, and to the extent that, a Partner Guarantor elects to guarantee Qualified Guarantee Indebtedness pursuant to an offer made in accordance with this Article 3, such indebtedness thereafter shall be considered a Guaranteed Debt and subject to all of this Article 3. The conditions that must be satisfied at all times with respect to any additional or replacement Guaranteed Debt offered pursuant to this Article 3 hereof and the guarantees with respect thereto are as follows:

(a) each such guarantee shall be a “bottom dollar guarantee” in that the lender for the Guaranteed Debt is required to pursue all other collateral and security for the Guaranteed Debt (other than any “bottom dollar guarantees” permitted pursuant to this Article 3) prior to seeking to collect on such a guarantee, and the lender shall have recourse against the guarantee only if, and solely to the extent that, the total amount recovered by the lender with respect to the Guaranteed Debt after the lender has exhausted its remedies as set forth above is less than the aggregate of the Guaranteed Amounts with respect to such Guaranteed Debt (plus the aggregate amounts of any other guarantees (x) that are in effect with respect to such Guaranteed Debt at the time the guarantees pursuant to this Article 3 are entered into, or (y) that are entered into after the date the guarantees pursuant to this Article 3 are entered into with respect to such Guaranteed Debt and that comply with Section 3.5 below, but only to the extent that, in either case, such guarantees are “bottom dollar guarantees” with respect to the Guaranteed Debt), and the maximum aggregate liability of each Partner Guarantor for all Guaranteed Debt shall be limited to the amount actually guaranteed by such Partner Guarantor;

(b) the fair market value of the collateral against which the lender has recourse pursuant to the Guaranteed Debt, determined as of the time the guarantee is entered into (an independent appraisal relied upon by the lender in making the loan shall be conclusive evidence of such fair market value when the guarantee is being entered into in connection with the closing of such loan), shall not be less than 150% of the sum of (1) the aggregate of the Guaranteed Amounts with respect to such Guaranteed Debt, plus (2) the dollar amount of any other indebtedness that is senior to or pari passu with the Guaranteed Debt and as to which the lender thereunder has recourse against property that is collateral of the Guaranteed Debt, plus (3) the aggregate amounts of any other guarantees that are in effect with respect to such Guaranteed Debt at the time the guarantees pursuant to this Article 3 are entered into with respect to such Guaranteed Debt and that comply with Section 3.2(e) below, but only to the extent that such guarantees are “bottom dollar guarantees” with respect to the Guaranteed Debt);

(c)(1) the executed guarantee must be delivered to the lender and (2) the execution of the guarantee by the Partner Guarantors must be acknowledged by the lender as an inducement to it to make a new loan, to continue an existing loan (which continuation is not otherwise required), or to grant a material Consent under an existing loan (which Consent is not otherwise required to be granted) or, alternatively, the guarantee otherwise must be enforceable under the laws of the state governing the loan and in which the property securing the loan is located or in which the lender has a significant place of business (with any bona fide branch or office of the lender through which the loan is made, negotiated, or administered being deemed a “significant place of business” for the purposes hereof);

(d) as to each Partner Guarantor that is executing a guarantee pursuant to this Agreement, there must be no other Person that would be considered to “bear the economic risk of loss,” within the meaning of Treasury Regulation § 1.752-2, or would be considered to be “at risk” for purposes of Section 465(b) with respect to that portion of such debt for which such Partner Guarantor is being made liable for purposes of satisfying the Partnership’s obligations to such Partner Guarantor under this Article 3;

(e) the aggregate Guaranteed Amounts with respect to the Guaranteed Debt will not exceed 25% of the amount of the Guaranteed Debt outstanding at the time the guarantee is executed. Except for guarantees already in place at the time a guarantee opportunity is presented to the Protected Partners, at no time can there be guarantees with respect to the Guaranteed Debt that are provided by other persons that are “pari passu” with or at a lower level of risk than the guarantees provided by the Protected Partners. If there are guarantees already in place at the time a guarantee opportunity is presented to the Protected Partners that are “pari passu” with or at a lower level of risk than the guarantees provided by the Protected Partners, then the amount of Guaranteed Debt subject to such existing guarantees shall be added to the Guaranteed Amount for purposes of calculating the 25% limitation set forth in this Section 3.2(e); and

(f) the obligor with respect to the Guaranteed Debt is the Partnership or an entity which is and will continue to be under the legal control of the Partnership (which shall include a partnership or limited liability company in which the Partnership or a wholly-owned subsidiary of the Partnership is the sole managing general partner or sole managing member, as applicable).

3.3 Covenant With Respect to Guaranteed Debt Collateral. The Partnership covenants with the Partner Guarantors with respect to the Guaranteed Debt that (i) it will comply with the requirements set forth in Section 2.2(b) upon any disposition of any collateral for a Guaranteed Debt, whether during or following the Tax Protection Period, and (ii) it will not at any time, whether during or following the Tax Protection Period, pledge the collateral with respect to a Guaranteed Debt to secure any other indebtedness (unless such other indebtedness is, by its terms, subordinate in all respects to the Guaranteed Debt for which such collateral is security) or otherwise voluntarily dispose of or reduce the amount of such collateral unless either (A) after giving effect thereto the conditions in Section 3.2(b) would continue to be satisfied with respect to the Guaranteed Debt and the Guaranteed Debt otherwise would continue to be Qualified Guarantee Indebtedness, or (B) the Partnership (x) obtains from the lender with respect to the original Guaranteed Debt a full and complete release of any Partner Guarantor unless the Partner Guarantor expressly requests that it not be released, and (y) if the Tax Protection Period has not expired, offers to each Partner Guarantor with respect to such original Guaranteed Debt, not less than 30 days prior to such pledge or disposition, the opportunity to enter into a Qualified Guarantee of other Partnership indebtedness that constitutes Qualified Guarantee Indebtedness (with such replacement indebtedness thereafter being considered a Guaranteed Debt and subject to this Article 3) in an amount equal to the amount of such original Guaranteed Debt that was guaranteed by such Partner Guarantor.

3.4 Repayment or Refinancing of Guaranteed Debt. The Partnership shall not, at any time during the Tax Protection Period applicable to a Partner Guarantor, repay or refinance all or any portion of any Guaranteed Debt unless (i) after taking into account such repayment, each Partner Guarantor would be entitled to include in its basis for its Units an amount of Partnership debt equal to its Minimum Liability Amount, or (ii) alternatively, the Partnership, not less than 30 days prior to such repayment or refinancing, offers to the applicable Partner Guarantors the opportunity to enter into a Qualified Guarantee with respect to other Qualified Guarantee Indebtedness in a sufficient amount so that the Partner would be entitled to include in its adjusted tax basis of its Units, Partnership debt equal to the Minimum Liability Amount for such Partner Guarantor.

3.5 Limitation on Additional Guarantees With Respect to Debt Secured by Collateral for Guaranteed Debt. The Partnership shall not offer the opportunity or make available to any person or entity other than a Protected Partner a guarantee of any Guaranteed Debt or other debt that is secured, directly or indirectly, by any collateral for Guaranteed Debt unless (i) such debt by its terms is subordinate in all respects to the Guaranteed Debt or, if such other guarantees are of the Guaranteed Debt itself, such guarantees by their terms must be paid in full before the lender can have recourse to the Partner Guarantors (i.e., the first dollar amount of recovery by the applicable lenders must be applied to the Guaranteed Amount); provided that the foregoing shall not apply with respect to additional guarantees of Guaranteed Debt so long as the conditions set forth in Sections 3.2(b) and (e) would be satisfied immediately after the implementation of such additional guarantee (determined in the case of Section 3.2(b), based upon the fair market value of the collateral for such Guaranteed Debt at the time the additional guarantee is entered into and adding the amount of such additional guarantee(s) to the sum of the applicable Guaranteed Amounts plus any other preexisting “bottom dollar guarantee” previously permitted pursuant to this Section 3.5 or Sections 3.2(a) and (b) above, for purposes of making the computation provided for in Section 3.2(b)), and (ii) such other guarantees do not have the effect of reducing the amount of the Guaranteed Debt that is includible by any Partner Guarantor in its adjusted tax basis for its Units pursuant to Treasury Regulation § 1.752-2.

3.6 Process. Whenever the Partnership is required under this Article 3 to offer to one or more of the Partner Guarantors an opportunity to guarantee Qualified Guarantee Indebtedness, the Partnership shall be considered to have satisfied its obligation if the other conditions in this Article 3 are satisfied and, not less than thirty (30) days prior to the date that such guarantee would be required to be executed in order to satisfy this Article 3, the Partnership sends by first class mail, return receipt requested, to the last known address of each such Partner Guarantor (as reflected in the records of the Partnership) the Guarantee Agreement to be executed (which in the case of Guarantee Agreement shall be substantially in the form of Schedule 3.7 hereto, with such changes thereto as are necessary to reflect the relevant facts) and a brief letter explaining the relevant circumstances (including, as applicable, that the offer is being made pursuant to this Article 3, the circumstances giving rise to the offer, a brief summary of the terms of the Qualified Guarantee Indebtedness to be guaranteed, a brief description of the collateral for the Qualified Guarantee Indebtedness, a statement of the amount to be guaranteed, the address to which the executed Guarantee Agreement must be sent and the date by which it must be received, and a statement to the effect that, if the Protected Partner fails to execute and return such Agreement within the time period specified, the Partner Guarantor thereafter would lose its rights under this Article 3 with respect to the amount of debt that the Partnership is required to offer to be guaranteed, and depending upon the Partner Guarantor’s circumstances and other circumstances related to the Partnership, the Partner Guarantor could be required to recognize taxable gain as a result thereof, either currently or prior to the expiration of the Tax Protection Period, that otherwise would have been deferred). If a notice is properly sent in accordance with this procedure, the Partnership shall have not responsibility as a result of the failure of a Partner Guarantor either to receive such notice or to respond thereto within the specified time period.

3.7 Presumption as to Schedule 3.7. The form of the Guarantee Agreement attached hereto as Schedule 3.7 shall be conclusively presumed to satisfy the conditions set forth in Section 3.2(a) and to have caused the Guaranteed Debt to be considered allocable to the Guarantor Partner who enters into such Guarantee Agreement pursuant to Treasury Regulation § 1.752-2 and Section 465 of the Code so long as all of the following conditions are met with respect such Guaranteed Debt:

(a) there are no other guarantees in effect with respect to such Guaranteed Debt (other than the guarantees contemporaneously being entered into by the Partner Guarantors pursuant to this Article 3);

(b) the collateral securing such Guaranteed Debt is not, and shall not thereafter become, collateral for any other indebtedness that is senior to or pari passu with such Guaranteed Debt;

(c) no additional guarantees with respect to such Guaranteed Debt will be entered into during the applicable Tax Protection Period pursuant to the proviso set forth in Section 3.5;

(d) the lender with respect to such Guaranteed Debt is not the Partnership, any Subsidiary or other entity in which the Partnership owns a direct or indirect interest, the REIT, any other partner in the Partnership, or any person related to any partner in the Partnership as determined for purposes of Treasury Regulation § 1.752-2 or any person that would be considered a “related party” as determined for purposes of Section 465 of the Code; and

(e) none of the REIT, nor any other partner in the Partnership, nor any person related to any partner in the Partnership as determined for purposes of Treasury Regulation § 1.752-2 shall have provided, or shall thereafter provide, collateral for, or otherwise shall have entered into, or shall thereafter enter into, a relationship that would cause such person or entity to be considered to bear the risk of loss with respect to such Guaranteed Debt, as determined for purposes of Treasury Regulation § 1.752-2 or that would cause such entity to be considered “at risk” with respect to such Guaranteed Debt, as determined for purposes of Section 465 of the Code.

ARTICLE 4

REMEDIES FOR BREACH

4.1 Monetary Damages. In the event that the Partnership breaches its obligations set forth in Article 2, Article 3, or Article 6 with respect to a Protected Partner, the Protected Partner’s sole right shall be to receive from the Partnership, and the Partnership shall pay to such Protected Partner as damages, an amount equal to:

(a) in the case of a violation of Articles 3 or 6, the aggregate federal, state and local income taxes incurred by the Protected Partner as a result of the income or gain allocated to, or otherwise recognized by, such Protected Partner with respect to its Units by reason of such breach; and

(b) in the case of a violation of Article 2, the aggregate federal state, and local income taxes incurred with respect the Protected Gain incurred with respect to the Protected Property that is allocable to such Protected Partner under the Partnership Agreement;

plus in the case of either (a) or (b), an amount equal to the aggregate federal, state, and local income taxes payable by the Protected Partner as a result of the receipt of any payment required under this Section 4.1.

For purposes of computing the amount of federal, state, and local income taxes required to be paid by a Protected Partner, (i) any deduction for state income taxes payable as a result thereof actually allowed in computing federal income taxes shall be taken into account, and (ii) a Protected Partner’s tax liability shall be computed using the highest federal, state and local marginal income tax rates that would be applicable to such Protected Partner’s taxable income (taking into account the character and type of such income or gain) for the year with respect to which the taxes must be paid, without regard to any deductions, losses or credits that may be available to such Protected Partner that would reduce or offset its actual taxable income or actual tax liability if such deductions, losses or credits could be utilized by the Protected Partner to offset other income, gain or taxes of the Protected Partner, either in the current year, in earlier years, or in later years.

4.2 Process for Determining Damages. If the Partnership has breached or violated any of the covenants set forth in Article 2, Article 3 or Article 6 (or a Protected Partner asserts that the Partnership has breached or violated any of the covenants set forth in Article 2, Article 3 or Article 6), the Partnership and the Protected Partner agree to negotiate in good faith to resolve any disagreements regarding any such breach or violation and the amount of damages, if any, payable to such Protected Partner under Section 4.1 (and to the extent applicable, Section 4.4). If any such disagreement cannot be resolved by the Partnership and such Protected Partner within sixty (60) days after the receipt of notice from the Partnership of such breach and the amount of income to be recognized by reason thereof, the Partnership and the Protected Partner shall jointly retain a nationally recognized independent public accounting firm (an “Accounting Firm”) to act as an arbitrator to resolve as expeditiously as possible all points of any such disagreement (including, without limitation, whether a breach of any of the covenants set forth Article 2, Article 3, Article 6 or Article 7 has occurred and, if so, the amount of damages to which the Protected Partner is entitled as a result thereof, determined as set forth in Section 4.1 (and to the extent applicable, Section 4.4). All determinations made by the Accounting Firm with respect to the resolution of any breach or violation of any of the covenants set forth in Article 2, Article 3 or Article 6 and the amount of damages payable to the Protected Partner under Section 4.1 (and to the extent applicable, Section 4.4) shall be final, conclusive and binding on the Partnership and the Protected Partner. The fees and expenses of any Accounting Firm incurred in connection with any such determination shall be shared equally by the Partnership and the Protected Partner; provided, however, that (i) if the amount determined by the Accounting Firm to be owed by the Partnership to the Protected Partner is more than ten percent (10%) higher than the amount proposed by the Partnership to be owed to such Protected Partner prior to the submission of the matter to the Accounting Firm, then all of the fees and expenses of any Accounting Firm incurred in connection with any such determination shall be paid by the Partnership, and (ii) if the amount determined by the Accounting Firm to be owed by the Partnership to the Protected Partner is more than ten percent (10%) less than the amount proposed by the Partnership to be owed to such Protected Partner prior to the submission of the matter to the Accounting Firm, then all of the fees and expenses of any Accounting Firm incurred in connection with any such determination shall be paid by the Protected Partner.

4.3 Required Notices; Time for Payment. In the event that there has been a breach of Article 2, Article 3 or Article 6, the Partnership shall provide to the Protected Partner notice of the transaction or event giving rise to such breach not later than at such time as the Partnership provides to the Protected Partners the Schedule K-1’s to the Partnership’s federal income tax return as required in accordance with Section 7.4 below. All payments required under this Article 4 to any Protected Partner shall be made to such Protected Partner on or before April 15 of the year following the year in which the gain recognition event giving rise to such payment took place; provided that, if the Protected Partner is required to make estimated tax payments that would include such gain, the Partnership shall make a payment to the Protected Partner on or before the due date for such estimated tax payment and such payment from the partnership shall be in an amount that corresponds to the amount of the estimated tax being paid by such Protected Partner at such time. In the event of a payment required after the date required pursuant to this Section 4.3, interest shall accrue on the aggregate amount required to be paid from such date to the date of actual payment at a rate equal to the “prime rate” of interest, as published in the Wall Street Journal (or if no longer published there, as announced by Citibank) effective as of the date the payment is required to be made.

4.4 Additional Damages for Breaches of Section 2.2(b) and/or Section 3.3. Notwithstanding any of the foregoing in this Article 4, in the event that the Partnership should breach any of its covenants set forth in Section 2.2(b) and/or Section 3.3 and a Protected Partner is required to make a payment in respect of such indebtedness that it would not have had to make if such breach had not occurred (an “Excess Payment”), then, in addition to the damages provided for in the other Sections of this Article 4, the Partnership shall pay to such Protected Partner an amount equal to the sum of (i) the Excess Payment plus (ii) the aggregate federal, state and local income taxes, if any, computed or set forth in Section 4.1, required to be paid by such Protected Partner by reason of Section 4.4 becoming operative (for example, because the breach by the Partnership and this Section 4.4 caused all or any portion of the indebtedness in question no longer to be considered debt includible in basis by the affected Protected Partner pursuant to Treasury Regulations § 1.752-2(a)), plus (iii) an amount equal to the aggregate federal, state and local income taxes required to be paid by the Protected Partner (computed as set forth in Section 4.1) as a result of any payment required under this Section 4.4.

ARTICLE 5

SECTION 704(C) METHOD AND ALLOCATIONS

Notwithstanding any provision of the Partnership Agreement, the Partnership shall use the “traditional method” under Regulations § 1.704-3(b) for purposes of making all allocations under Section 704(c) of the Code (with no “curative allocations” to offset the effects of the “ceiling rule,” including upon any sale of a Protected Property).

ARTICLE 6

ALLOCATIONS OF LIABILITIES

PURSUANT TO REGULATIONS UNDER SECTION 752

6.1 Allocation Methods to be Followed. Except as provided in Section 6.2, all tax returns prepared by the Partnership with respect to the Tax Protection Period that allocate liabilities of the Partnership for purposes of Section 752 and the Treasury Regulations thereunder shall treat each Partner Guarantor as being allocated for federal income tax purposes an amount of partnership debt (including recourse debt allocated to such Partner pursuant to Treasury Regulation § 1.752-2 and nonrecourse debt allocable to such Partner Guarantor in accordance with the Partnership Agreement and Treasury Regulations § 1.752-3 and any other recourse liabilities allocable to such Partner Guarantor by reason of guarantees of indebtedness entered into pursuant to other agreements with the Partnership) equal to such Partner Guarantor’s Minimum Liability Amount, as set forth on Schedule 3.1 hereto and as may be reduced pursuant to the terms of this Agreement, and the Partnership and the REIT shall not, during or with respect to the Tax Protection Period, take any contrary or inconsistent position in any federal or state income tax returns (including, without limitation, information returns, such as Forms K-1, provided to partners in the Partnership and returns of Subsidiaries of the Partnership) or any dealings involving the Internal Revenue Service (including, without limitation, any audit, administrative appeal or any judicial proceeding involving the income tax returns of the Partnership or the tax treatment of any holder of partnership interests the Partnership).

6.2 Exception to Required Allocation Method. Notwithstanding the provisions of this Agreement, the Partnership shall not be required to make allocations of Guaranteed Debt or other recourse debt of the Partnership to the Protected Partners as set forth in this Agreement if and to the extent that the Partnership determines in good faith that there may not be “substantial authority” (within the meaning of Section 6662(d)(2)(B)(i)) of the Code for such allocation; provided that the Partnership shall provide to each Protected Partner (or in the event of their death or disability, their executor, guardian or custodian, as applicable), notice of such determination and if, within forty-five (45) days after the receipt thereof, the Partnership is provided an opinion of a law firm recognized as expert in such matters or a nationally recognized public accounting firm to the effect that there is “substantial authority” (within the meaning of Section 6662(d)(2)(B)(i) of the Code) for such allocations, the Partnership shall continue to make allocations of Guaranteed Debt or other recourse debt of the Partnership to the Protected Partners as set forth in this Agreement; provided further that if there shall have been a judicial determination in a proceeding to which the Partnership is a party and as to which the general partner(s) has(ve) been allowed to participate as and to the extent contemplated in Article 7 to the effect that such allocations are not correct, Section 6.1 shall not apply unless the matter is being appealed to an applicable court of appeals, the requirements of Section 9.10 shall have been satisfied in connection therewith, and the opinion described above from counsel or accountants engaged by a Protected Partner shall have been provided, except that such opinion shall be to the effect that it is more likely than not that such allocations will be respected. In no event shall this Section 6.2 be construed to relieve the Partnership for liability arising from a failure by the Partnership to comply with one or more of the provisions of Article 3 of this Agreement.

6.3 Cooperation in the Event of a Change. If a change in the Partnership’s allocations of Guaranteed Debt or other recourse debt of the Partnership to the Protected Partners is required by reason of circumstances described in Section 6.2, the Partnership and its professional tax advisors shall cooperate in good faith with each Protected Partner (or in the event of their death or disability, their executor, guardian or custodian, as applicable) and their professional tax advisors to develop alternative allocation arrangements and/or other mechanisms that protect the federal income tax positions of the Protected Partners in the manner contemplated by the allocations of Guaranteed Debt or other recourse debt of the Partnership to the Protected Partners as set forth in this Agreement.

ARTICLE 7

TAX PROCEEDINGS

7.1 Notice of Tax Audits. If any claim, demand, assessment (including a notice of proposed assessment) or other assertion is made with respect to taxes against the Protected Partners or the Partnership the calculation of which involves a matter covered in this Agreement that could result in tax liability to a Protected Partner (“Tax Claim”) or if the REIT or the Partnership receives any notice from any jurisdiction with respect to any current or future audit, examination, investigation or other proceeding (“Tax Proceeding”) involving the Protected Partners or the Partnership or that otherwise could involve a matter covered in this Agreement and could directly or indirectly affect the Protected Partners (adversely or otherwise), then the REIT or the Partnership, as applicable shall promptly notify the Protected Partners of such Tax Claim or Tax Proceeding.

7.2 Control of Tax Proceedings. The REIT, as the general partner of the Partnership, shall have the right to control the defense, settlement or compromise of any Proceeding or Tax Claim; provided, however, that the REIT shall not Consent to the entry of any judgment or enter into any settlement with respect to such Tax Claim or Tax Proceeding that could result in tax liability to a Protected Partner without the prior written Consent of the Protected Partners (unless, and only to the extent, that any taxes required to be paid by the Protected Partners as a result thereof would be required to be reimbursed by the Partnership and the REIT under Article 4 and the Partnership and the REIT agree in connection with such settlement or Consent, to make such required payments); provided further that the Partnership shall keep the Protected Partners duly informed of the progress thereof to the extent that such Proceeding or Tax Claim could directly or indirectly affect (adversely or otherwise) the Protected Partners and that the Protected Partners shall have the right to review and comment on any and all submissions made to the to Internal Revenue Service (“IRS”), a court, or other governmental body with respect to such Tax Claim or Tax Proceeding and that the Partnership will consider such comments in good faith.

7.3 Timing of Tax Returns; Periodic Tax Information. The Partnership shall cause to be delivered to each Protected Partner, as soon as practicable each year, the Schedules K-1 that the Partnership is required to deliver to such Protected Partners with respect to the prior taxable year. In addition, the Partnership agrees to provide to the Protected Partners, upon request, an estimate of the taxable income expected to be allocable for a specified taxable year from the Partnership to each Protected Partner and the entities that they control, provided that such estimates shall not be required to be provided more frequently than once each calendar quarter.

ARTICLE 8

AMENDMENT OF THIS AGREEMENT; WAIVER OF CERTAIN PROVISIONS;

APPROVAL OF CERTAIN TRANSACTIONS

8.1 Amendment. This Agreement may not be amended, directly or indirectly (including by reason of a merger between the Partnership and another entity) except by a written instrument signed by both the REIT, as general partner of the Partnership, and each of the Protected Partners.

8.2 Waiver. Notwithstanding the foregoing, upon written request by the Partnership, each Protected Partner, in its sole discretion, may waive the payment of any damages that is otherwise payable to such Protected Partner pursuant to Article 4 hereof. Such a waiver shall be effective only if obtained in writing from the affected Protected Partner.

ARTICLE 9

MISCELLANEOUS

9.1 Additional Actions and Documents. Each of the parties hereto hereby agrees to take or cause to be taken such further actions, to execute, deliver, and file or cause to be executed, delivered and filed such further documents, and will obtain such Consents, as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms and conditions of this Agreement.

9.2 Assignment. No party hereto shall assign its or his rights or obligations under this Agreement, in whole or in part, except by operation of law, without the prior written Consent of the other parties hereto, and any such assignment contrary to the terms hereof shall be null and void and of no force and effect.

9.3 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Protected Partners and their respective successors and permitted assigns, whether so expressed or not. This Agreement shall be binding upon the REIT, the Partnership, and any entity that is a direct or indirect successor, whether by merger, transfer, spin-off or otherwise, to all or substantially all of the assets of either the REIT or the Partnership (or any prior successor thereto as set forth in the preceding portion of this sentence), provided that none of the foregoing shall result in the release of liability of the REIT and the Partnership hereunder. The REIT and the Partnership covenant with and for the benefit of the Protected Partners not to undertake any transfer of all or substantially all of the assets of either entity (whether by merger, transfer, spin-off or otherwise) unless the transferee has acknowledged in writing and agreed in writing to be bound by this Agreement, provided that the foregoing shall not be deemed to permit any transaction otherwise prohibited by this Agreement.

9.4 Modification; Waiver. No failure or delay on the part of any party hereto in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and not exclusive of any rights or remedies which they would otherwise have. No modification or waiver of any provision of this Agreement, nor Consent to any departure by any party therefrom, shall in any event be effective unless the same shall be in writing, and then such waiver or Consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any party in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

9.5 Representations and Warranties Regarding Authority; Noncontravention.

(a) Representations and Warranties of the REIT and the Partnership. Each of the REIT and the Partnership has the requisite corporate or other (as the case may be) power and authority to enter into this Agreement and to perform its respective obligations hereunder. The execution and delivery of this Agreement by each of the REIT and the Partnership and the performance of each of its respective obligations hereunder have been duly authorized by all necessary trust, partnership, or other (as the case may be) action on the part of each of the REIT and the Partnership. This Agreement has been duly executed and delivered by each of the REIT and the Partnership and constitutes a valid and binding obligation of each of the REIT and the Partnership, enforceable against each of the REIT and the Partnership in accordance with its terms, except as such enforcement may be limited by (i) applicable bankruptcy or insolvency laws (or other laws affecting creditors’ rights generally) or (ii) general principles of equity. The execution and delivery of this Agreement by each of the REIT and the Partnership do not, and the performance by each of its respective obligations hereunder will not, conflict with, or result in any violation of (x) the Partnership Agreement or (y) any other agreement applicable to the REIT and/or the Partnership, other than, in the case of clause (y), any such conflicts or violations that would not materially adversely affect the performance by the Partnership and the REIT of their obligations hereunder.

(b) Representations and Warranties of the Protected Partners. Each of the Protected Partners has the requisite corporate or other (as the case may be) power and authority to enter into this Agreement and to perform its respective obligations hereunder. The execution and delivery of this Agreement by each of the Protected Partners and the performance of each of its respective obligations hereunder have been duly authorized by all necessary trust, partnership, or other (as the case may be) action on the part of each of the Protected Partners. This Agreement has been duly executed and delivered by each of the Protected Partners and constitutes a valid and binding obligation of each of the Protected Partners.

9.6 Captions. The Article and Section headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

9.7 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

(i)	if to the Partnership or the REIT, to:

The GC Net Lease REIT, Inc.

Suite 3321

2121 Rosecrans Avenue

El Segundo, California 90245

Attention: Kevin Shields

Facsimile: (310) 606-5910

(ii)	if to a Protected Partner, to the address on file with the Partnership.

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request, or communication which shall be hand delivered, sent, mailed, telecopied or telexed in the manner described above, or which shall be delivered to a telegraph company, shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, or (with respect to a telecopy or telex) the answerback being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

9.8 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

9.9 Governing Law. The interpretation and construction of this Agreement, and all matters relating thereto, shall be governed by the laws of the State of California, without regard to the choice of law provisions thereof.

9.10 Consent to Jurisdiction; Enforceability.

(a) This Agreement and the duties and obligations of the parties hereunder shall be enforceable against any of the parties in the courts of the State of California. For such purpose, each party hereto hereby irrevocably submits to the nonexclusive jurisdiction of such courts and agrees that all claims in respect of this Agreement may be heard and determined in any of such courts.

(b) Each party hereto hereby irrevocably agrees that a final judgment of any of the courts specified above in any action or proceeding relating to this Agreement shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

9.11 Severability. If any part of any provision of this Agreement shall be invalid or unenforceable in any respect, such part shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining parts of such provision or the remaining provisions of this Agreement.

9.12 Costs of Disputes. Except as otherwise expressly set forth in this Agreement, the nonprevailing party in any dispute arising hereunder shall bear and pay the costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) incurred by the prevailing party or parties in connection with resolving such dispute.

[signature pages to follow]

IN WITNESS WHEREOF, each of the parties hereto has executed and delivered this Agreement, or caused the Agreement to be duly executed and delivered on its behalf, as of the date first set forth above.

THE REIT:

The GC Net Lease REIT, Inc.

By:	/s/ Kevin A. Shields Kevin A. Shields, President

THE PARTNERSHIP:

The GC Net Lease REIT Operating Partnership, L.P.

By: The GC Net Lease REIT, Inc., Its General Partner

By:	/s/ Kevin A. Shields
Kevin A. Shields, President

THE PROTECTED PARTNERS:

/s/ Kevin A. Shields Kevin A. Shields

/s/ Don G. Pescara Don G. Pescara

/s/ David C. Rupert David C. Rupert

Schedule 2.1(a)

List of Protected Partners

Kevin A. Shields

Don G. Pescara

David C. Rupert